SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

GENIUS BRANDS INTERNATIONAL, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

 (Title of Class of Securities)

37229T103

 (CUSIP Number)

Barry Honig
555 South Federal Highway #450
Boca Raton, FL 33432

Copy to:
Harvey Kesner, Esq.
61 Broadway, 32nd Floor
New York, NY 10006

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 6, 2013

 (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[   ] Rule 13d-1(d)

(Page 1 of  6 Pages)

CUSIP No. 37229T103

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 6,188,119 (1) (2)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 6,188,119 (1) (2)
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,188,119 (1) (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.9% (Based on 78,123,888 shares outstanding as of September 6, 2013.)
12	TYPE OF REPORTING PERSON* IN

(1) Excludes shares underlying a 16% Senior Secured Convertible Debenture (“Debenture”) in the amount of $262,777.77 with a conversion price of $0.01212 per share. The Debenture may not be converted into common stock within 60 days to the extent that such conversion would cause the Reporting Persons’ beneficial ownership to exceed 4.99%.
(2) The Debenture was inadvertently converted in excess of the 4.99% beneficial ownership limitations; however, such conversion shall not be deemed a waiver of the 4.99% beneficial ownership limitations as it relates to the outstanding balance of the Debenture and the Reporting Persons’ ownership has been so limited accordingly.

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Item 1(a).                 Name of Issuer:

Genius Brand International, Inc.

Item 1(b).                 Address of Issuer's Principal Executive Offices:

3111 Camino del Rio North, Suite 400
San Diego, California 92108

Item 2(a).                 Name of Person Filing.

The statement is filed on behalf of Barry Honig (the “Reporting Person”).

Item 2(b).                 Address of Principal Business Office or, if None, Residence.

555 South Federal Highway #450, Boca Raton, FL 33432

Item 2(c).                  Citizenship.

United States.

Item 2(d).                  Title of Class of Securities.

Common Stock, par value $0.001 per share.

Item 2(e).                  CUSIP Number.

37229T103

Item 3.      Type of Person
Not applicable.

Item 4.                       Ownership.

(a) Amount beneficially owned: 6,188,119 (1) (2).

(b) Percent of class: 7.9% (Based on 78,123,888 shares outstanding as of September 6, 2013).

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 6,188,119 (1) (2).

(ii) Shared power to vote or to direct the vote: 0.

(iii) Sole power to dispose or to direct the disposition of: 6,188,119 (1) (2).

(iv) Shared power to dispose or to direct the disposition of: 0.

(1)
Excludes shares underlying a 16% Senior Secured Convertible Debenture (“Debenture”) in the amount of $262,777.77 with a conversion price of $0.01212 per share. The Debenture may not be converted into common stock within 60 days to the extent that such conversion would cause the Reporting Persons’ beneficial ownership to exceed 4.99%.

(2)
The Debenture was inadvertently converted in excess of the 4.99% beneficial ownership limitations; however, such conversion shall not be deemed a waiver of the 4.99% beneficial ownership limitations as it relates to the outstanding balance of the Debenture and the Reporting Persons’ ownership has been so limited accordingly.

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Item 5.                 Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                 Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.                  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.                 Identification and Classification of Members of the Group.

Not applicable.

Item 9.                 Notice of Dissolution of Group.

Not applicable.

Item 10.                 Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 19, 2013	By:	/s/ Barry Honig
Barry Honig